SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 1-31927

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NORTHERN ORION RESOURCES INC.
(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street
Vancouver, British Columbia, Canada V6E 3C9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No    X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.
(Registrant)

Date: November 9, 2005	By: /s/David W. Cohen David W. Cohen President and Chief Executive Officer

Exhibit List

Exhibit 31.1    CEO Certification

Exhibit 31.2    CFO Certification

Exhibit 99.1    Consolidated Financial Statements

Exhibit 99.2    Management's Discussion and Analysis

Exhibit 99.3    Confirmation of Mailing Letter